[SKY LETTERHEAD]                                      FOR IMMEDIATE RELEASE

INNOVA, S. DE R.L. DE C.V. ANNOUNCES EXTENSION AND INCREASE OF SIZE OF TENDER OFFER FOR ITS 9.375% SENIOR NOTES DUE 2013 FROM U.S.$195 MILLION TO U.S.$300 MILLION

Mexico City, April 10, 2006. Innova, S. de R.L. de C.V., ("Innova") announced today that it amended its previously announced cash tender offer (the "Tender Offer") for up to U.S.$195,000,000 of the aggregate principal amount of its outstanding U.S.$300,000,000 9.375% Senior Notes due 2013 (the "Notes") to increase the maximum principal amount it is seeking in the Tender Offer from U.S.$195,000,000, or 65%, to U.S.$300,000,000, or 100%, of the aggregate principal amount of its outstanding Notes. The Tender Offer is now an offer to purchase any and all of the Notes tendered and is no longer subject to proration. In addition, Innova announced that it has further extended the expiration time of the Tender Offer. On April 6, 2006, Innova amended the Tender Offer to extend the expiration time from when it was originally scheduled to expire, 11:59 p.m., New York City time, on April 10, 2006 (as described in the Offer to Purchase and Consent Solicitation Statement, dated March 13, 2006 (the "Offer")) to 11:59 p.m., New York City time, on April 11, 2006 (as described in the press release dated April 6, 2006). The Tender Offer has been amended to further extend the expiration time to 11:59 p.m., New York City time, on April 25, 2006, unless further extended or earlier terminated. The Total Consideration (as defined in the Offer) will be determined as of 2:00 p.m., New York City time, on April 21, 2006, unless otherwise modified.

The Consent Payment Deadline (as described in the Offer to Purchase) has also been extended to the expiration time. As a result, Holders who tender their Notes on or prior to the expiration time will be eligible to receive, based upon the principal amount of the Notes tendered, the Total Consideration (as described in the Offer to Purchase) per U.S.$1,000.00 principal amount of the Notes validly tendered, which includes a consent payment of U.S.$20.00. Holders also will be paid interest up to, but not including, the relevant payment date. Innova intends to finance the Tender Offer and the related solicitation of consents (the "Solicitation"), together with the fees and expenses incurred in connection therewith, with borrowings under bank loans as well as existing cash balances.

As of 5:00 pm on April 7, 2006, approximately U.S.$280.9 million aggregate principal amount of the Notes, representing approximately 93.7% of the Notes outstanding, had been tendered. Accordingly, Innova has received deliveries of consents in connection with the Solicitation from holders of at least a majority of the Notes outstanding.

Each of the Tender Offer and Solicitation is subject to, and conditioned upon, the full details of the terms and conditions in the Offer, other than those terms and conditions amended by this press release. All of the other terms and conditions of the Offer otherwise remain unchanged.

Citigroup Corporate and Investment Banking is acting as the dealer manager and solicitation agent for the Tender Offer and the Solicitation. Questions regarding the Tender Offer and Solicitation or requests for documents may be directed to Citigroup Corporate and Investment Banking, Liability Management Group, at (800) 558-3745 (U.S. toll free) and (212) 723-6108
(collect) or Global Bondholder Services Corporation, the Information Agent, at (866) 470-3800 (U.S. toll-free) and (212) 430-3774 (collect).

None of Innova, the dealer manager and solicitation agent or the information agent make any recommendations as to whether or not holders should tender their Notes pursuant to the Tender Offer or consent to the Proposed Amendment (as defined in the Offer), and no one has been authorized by any of them to make such recommendations.

This press release is not an offer to purchase, a solicitation of an offer to sell, or a solicitation of consents with respect to the Notes nor is this announcement an offer to sell or solicitation of an offer to buy new securities of Innova. The Tender Offer is made only by an Offer to Purchase and Consent Solicitation Statement, dated March 13, 2006.

This press release contains forward-looking statements regarding the Tender Offer. Actual results of the Tender Offer could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results of the Tender Offer to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this news release to reflect circumstances existing after the date of this news release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.



ABOUT THE COMPANY:

INNOVA, S. DE R.L. DE C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), and The DIRECTV Group, Inc, a Delaware corporation ("DIRECTV"). For more information, please visit www.sky.com.mx.

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States. For more information, please visit www.televisa.com.

THE DIRECTV GROUP, INC., is a world-leading digital television service. DIRECTV is approximately 37 percent owned by News Corporation. For more information, please visit www.directv.com.



Contacts:

CARLOS FERREIRO
Chief Financial Officer
-----------------------
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx


JUAN CARLOS MUNOZ
Head of Investor Relations
--------------------------
Innova, S. de R.L. de C.V.
(5255) 5448-4000 ext.6642
jmunoz@sky.com.mx